(As filed January 4, 2001)

                                             File No. 70-9723


                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
    ________________________________________________________

                         Amendment No. 3
                               on
                           FORM U-1/A

                     APPLICATION/DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
    _________________________________________________________

                       Entergy Corporation
                        639 Loyola Avenue
                     New Orleans, LA  70113

 (Name of company filing this statement and address of principal executive office)
      _____________________________________________________

                       Entergy Corporation

         (Name of top registered holding company parent)
     ______________________________________________________

                         C. John Wilder
                  Executive Vice President and
                     Chief Financial Officer
                       Entergy Corporation
                        639 Loyola Avenue
                     New Orleans, LA  70113

             (Name and address of agent for service)
    ________________________________________________________
The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

    Christopher J. Bernard            William T. Baker, Jr.
 Entergy Power Marketing Corp.       Thelen Reid & Priest LLP
      Parkwood 2 Building        40 West 57th Street, Suite 2500
   10055 Grogans Mills Road         New York, New York  10019
  The Woodlands, Texas  77380

               Elizabeth A. Martin, Senior Counsel
                     Entergy Services, Inc.
                        639 Loyola Avenue
                     New Orleans, LA  70113

     The Application-Declaration filed in this proceeding on July
25, 2000, as amended by Amendment No. 1, filed September 5, 2000, and Amendment No.2, filed October 20, 2000, is hereby further amended as follows:

     1. Item 3.1.3 - Rule 54 Analysis, is amended to read as follows:

     The transactions proposed herein are also subject to Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

     Rule 53(a)(1) limits a registered holding company's financing of investments in EWGs if such holding company's "aggregate investment" in EWGs and FUCOs exceeds 50% of its "consolidated retained earnings." On June 13, 2000, the Commission issued an order modifying certain previous orders issued to Entergy in order to permit Entergy to use the proceeds of financing to invest in EWGs and FUCOs in an amount up to 100% of "consolidated retained earnings." See Entergy Corporation, Holding Co. Act Release No. 27184 (June 13, 2000). Entergy's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs is currently equal to 15.2% of Entergy's "consolidated retained earnings" (as defined in Rule 53(a)(1)(ii)) for the four quarters ended September 30, 2000 ($2,949,964,000). In addition, Entergy has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Entergy system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. At the present time, therefore, Entergy satisfies all of the requirements of Rule 53(a).
Further, none of the circumstances described in Rule 53(b) has occurred or is continuing.

     2. Item 4 - Regulatory Approvals, is amended to read as follows:

     No state commission and no federal commission, other than this Commission, has jurisdiction over Entergy's acquisition of an interest in Entergy-Koch. The FERC has jurisdiction under the Federal Power Act over and has approved the merger of the power marketing operations of EPMC and KET. The order of the FERC is filed for informational purposes as Exhibit D-3 hereto. In addition, the pre-notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 may apply to certain future acquisitions of Energy-Related Assets by Entergy, depending upon, among other factors, the dollar amount of any such transaction. Entergy will not consummate any acquisition of Energy-Related Assets or of the equity securities of any company substantially all of whose assets consist of Energy-Related Assets unless it has obtained all other applicable state or federal regulatory approvals.

     3. The following exhibits and financial statements are hereby filed as part of Item 6 - Exhibits and Financial
Statements:

     A.   Exhibits.

          D-1 Joint Application of Entergy Power Marketing Corp. and Koch Energy Trading, Inc. before Federal Energy Regulatory Commission for Authorization to Merge, Consolidate and Organize Facilities (2 volumes) (Form SE/Paper Format).

          D-2  Response of Entergy Power Marketing Corp. and Koch
               Energy Trading, Inc. to FERC Staff Data Request
               (Form SE/Paper Format).

          D-3  Order Authorizing Disposition of Jurisdictional
               Facilities (Form SE/Paper Format).

          F    Opinion of Counsel.

     B.   Financial Statements.

          1.1 Balance Sheet of Entergy and consolidated subsidiaries, as of September 30, 2000
               (incorporated by reference to the Quarterly Report on Form 10-Q of Entergy for the period ended
               September 30, 2000) (File No. 1-11299).

          1.2 Statement of Income of Entergy and consolidated subsidiaries for the period ended September 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Entergy for the period ended September 30, 2000) (File No. 1-11299).


                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, as amended, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                              Entergy Corporation


                         By:  /s/  Michael G. Thompson
                              Name:  Michael G. Thompson
                              Title: Senior Vice President, General Counsel
                                     and Secretary


Date:     January 4, 2001